CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 10 to Registration Statement No. 333-143505 on Form N-1A of our reports dated September 29, 2008, relating to the financial statements and financial highlights of Morgan Stanley Commodities Alpha Fund (the “Fund”) and of Morgan Stanley Commodities Alpha Fund (Cayman), Ltd.(the “Subsidiary”), appearing in the Annual Report on Form N-CSR of the Fund for the period April 30, 2008 (commencement of operations) through July 31, 2008, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.
/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
New York, New York
November 25, 2008